

May 8, 2013

Via E-mail
Angela K. Shaffer
Vice President and Corporate Secretary
Manulife Financial Corporation
200 Bloor Street East, NT 11
Toronto, Ontario, Canada M4W 1E5

> **Re: Manulife Financial Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2012**
> **Filed March 15, 2013**
> **File No. 001-14942**

Dear Ms. Shaffer:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Exhibit 99.2 – Management's Discussion and Analysis

Financial Performance, page 11

1. Please provide us proposed disclosure to be included in future filings to explain the significant changes in net income attributable to shareholders since your disclosures primarily focus on changes in core earnings which is a non-GAAP measure. For example, please include an explanation for the change in insurance contract liabilities line item on the statement of income.

Performance by Division
U.S. Division, page 24

2. Please provide us proposed disclosure to be included in future filings to break out the $1,021 million investment gain disclosed in the table separately between the amount due

to fixed income trading, market value increases in excess of expected alternative assets investment returns, asset mix changes and credit experience.

3. Please provide us proposed disclosure to be included in future filings to explain the significant decrease in net investment income from 2011 to 2012.

Investment Division, page 29

4. Please provide us proposed disclosure to be included in future filings that states the source for your investment ratings in the graphs and in the table. If more than one source is used, please discuss in your proposed disclosure how the ultimate rating used in the table is determined.

5. Please provide us proposed disclosure to be included in future filings that discusses the decrease in investment income yield for bonds that is evident from pages 101 and 102 and clarify the expected effects on your future financial position, results of operations and cash flows.

Critical Accounting and Actuarial Policies
Potential impact on aggregate next five years and the following five years net income attributed to shareholders arising from potential changes to the fixed income ultimate reinvestment rates (URR), page 66

6. Please tell us if this disclosure addresses fixed maturity investments that are subject to call or redemption features at the issuer's option and, if not, why not.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Angela K. Shaffer
Manulife Financial Corporation
May 8, 2013
Page 3

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant